SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)
Rouven Schwarz
Arthur Rubinstein Street 3/38
Tel Aviv 6967117, Israel
Telephone: +972-54-690-9224
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Boaz Noiman, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Street Tel Aviv 6492103, Israel Telephone: +972-3-694-4111	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $11,906,147	Amount of Filing Fee** $1,104
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 941,942 ordinary shares of Optibase Ltd. at a purchase price of $12.64 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00009270.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,104 Form or Registration No.: SC TO-T	Filing Party: The Capri Family Foundation Shlomo (Tom) Wyler Date Filed: February 15, 2022 February 18, 2022
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (the “Bidder”), and Shlomo (Tom) Wyler, as previously amended (this “Schedule TO”), and relates to the offer by the Bidder to purchase 941,942 outstanding ordinary shares, nominal (par) value NIS 0.65 per share (the “Shares”), of Optibase Ltd. (“Optibase”), not already owned by the Bidder group, at $12.64 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated February 15, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, as amended previously and hereby, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Amendments to Schedule TO and Offer to Purchase

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.          The Expiration Date of the offer hereby is extended to March 22, 2022.  The Schedule TO, including the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, the Letter to Clients, and the Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority are hereby amended by amending all references to the Expiration Date to March 22, 2022.

2.          The front cover of the Offer to Purchase hereby is amended by deleting in their entirety the seventh and eighth full paragraphs thereof (which previously disclosed that the original offer price was less than recent trading prices for the Optibase Shares).

3.          The eighth question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and replaced in its entirety as follows:

WHAT IS THE MARKET VALUE OF MY OPTIBASE SHARES AS OF A RECENT DATE?

•
On June 29, 2021, the last full trading day before we first announced our intention to make an offer for all of the outstanding Optibase Shares not owned by the bidder group, the last reported closing price per Optibase Share reported on Nasdaq was $11.00  and on the TASE was NIS 35.78.

•
On February 14, 2022, the last full trading day before we commenced the offer, the last price per Optibase Share reported on Nasdaq was $11.75 and on the TASE was NIS 41.00. The Offer Price, $12.64 per Optibase Share, is approximately 7.6% greater than such last reported price on Nasdaq and approximately 0.6% greater than such last reported price on the TASE.

•
During the six months prior to commencement of the offer, the average closing price of the Optibase Shares reported on Nasdaq was $11.10 and on the TASE was NIS 37.07. The Offer Price, $12.64 per Optibase Share, is approximately 13.9% greater than such six-month average price on Nasdaq and approximately 11.2% greater than such six-month average price on the TASE.

Optibase Shares are traded on Nasdaq and on TASE under the symbol “OBAS.” We recommend that you obtain a recent quotation for your Optibase Shares prior to deciding whether or not to tender your Optibase Shares.

See Section 14 - “Price Range of the Shares etc.”

4.          The twentieth question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and replaced in its entirety as follows:

IS THIS TENDER OFFER FAIR TO THE HOLDERS OF OPTIBASE SHARES WHO ARE NOT AFFILIATED WITH OPTIBASE?

•
Each member of our bidder group believes that the offer, and the Offer Price to be received by holders of Optibase Shares who are unaffiliated with Optibase pursuant to the offer, are fair to such holders.

•	The Offer Price represents a premium of approximately:

o
14.9% to the closing price of the Optibase Shares on Nasdaq on June 29, 2021, the last trading day prior to the date that we first announced our intention to make an offer for all of the outstanding Optibase Shares not owned by the bidder group;

o	7.6% to the closing price of the Optibase Shares on Nasdaq on February 14, 2022, the last trading day prior to commencement of our offer; and

o	13.9% to the average closing price of the Optibase Shares on Nasdaq during the six months prior to commencement of the offer.

•
MNS Consulting, the financial advisor to Capri, delivered to us a fairness opinion as to the fairness of the Offer Price to be received by holders of Optibase Shares who are unaffiliated with Optibase.

•
In our first tender offer to acquire all of the Optibase Shares, not already owned by the bidder group, which we commenced on December 1, 2021 at an offer price of $11.20 per share, holders tendered 689,926 Optibase Shares, which was the majority of the Optibase Shares that were not already held by our bidder group.  The minimum condition of our first offer was not satisfied and all tendered shares were returned. Nevertheless, by tendering in the first offer, the majority of the unaffiliated holders indicated that $11.20 was a fair price for their Optibase Shares. We are making this offer at a price of $12.64, or approximately 12.9% greater than in our first offer.

•	Our offer has procedural features that help ensure fairness to holders of Optibase Shares who are not affiliated with Optibase.

See Section 2 - “Position of Capri Regarding the Fairness of the Transaction” and Section 14 – “Price Range of Shares etc.”

5.              Section 1 of the Offer to Purchase hereby is amended by adding the following after the twelfth paragraph thereof:

On or around February 1, 2022, Optibase furnished to MNS Consulting two updated Property Valuations and information about recent developments regarding other properties of Optibase. See “Section 8 – Evaluations and Financial Analysis of Capri’s Financial Advisor.”

Representatives of MNS Consulting, at their initiative, conducted additional conference calls with Mr. Philips on January 31, 2022, February 1, 2022 and February 2, 2022, and with Mr. Ben-Naim on February 6, 2022, February 7, 2022 and February 8, 2022, in each case for the purpose of better understanding the recently furnished Property Valuations and information about recent developments regarding other properties of Optibase, the general and administrative expenses of Optibase, and the publicly available information regarding Optibase.

6.              Section 1 of the Offer to Purchase hereby is amended by adding the following at the end thereof:

On February 23, 2022, Capri issued a press release announcing that its financial advisor, MNS Consulting Ltd., had delivered an opinion that the Offer Price, $12.64 per Optibase Share, is fair, from a financial point of view, to the holders of Optibase Shares who are not affiliates of Optibase, and announcing that Capri had extended the Expiration Date of the offer to March 22, 2022. The Bidder Group filed the press release as an exhibit to the Schedule TO.

7.              Section 2 of the Offer to Purchase hereby is amended by replacing the portion thereof, prior to the words, “The relative lack of liquidity,” as follows:

2.    Position of Capri Regarding the Fairness of the Transaction

The rules of the SEC require each member of the bidder group to express their belief to holders of Optibase Shares who are unaffiliated with Optibase as to the fairness of the transaction. We believe that the offer, and the Offer Price to be received by holders of Optibase Shares who are unaffiliated with Optibase pursuant to the offer, are fair to such holders.

Each member of our bidder group bases their belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•	The Offer Price represents a premium of approximately:

o
14.9% to the closing price of the Optibase Shares on Nasdaq on June 29, 2021, the last trading day prior to the date that we first announced our intention to make an offer for all of the outstanding Optibase Shares not owned by the bidder group;

o	7.6% to the closing price of the Optibase Shares on Nasdaq on February 14, 2022, the last trading day prior to commencement of our offer; and

o	13.9% to the average closing price of the Optibase Shares on Nasdaq during the six months prior to commencement of the offer.

•
MNS Consulting, the financial advisor to Capri, delivered to us a fairness opinion as to the fairness of the Offer Price to be received by holders of Optibase Shares who are unaffiliated with Optibase.

•
In our first tender offer to acquire all of the Optibase Shares, not already owned by the bidder group, which we commenced on December 1, 2021 at an offer price of $11.20 per share, holders tendered 689,926 Optibase Shares, which was the majority of the Optibase Shares that were not already held by our bidder group.  The minimum condition of our first offer was not satisfied and all tendered shares were returned. Nevertheless, by tendering in the first offer, the majority of the unaffiliated holders indicated that $11.20 was a fair price for their Optibase Shares. We are making this offer at a price of $12.64, or approximately 12.9% greater than in our first offer.

8.          Section 2 of the Offer to Purchase hereby is amended by deleting in their entirety the two bullets that immediately followed the words “Each member of our bidder group also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of our offer.”

9.          Section 3 of the Offer to Purchase hereby is amended by deleting the last sentence of the first paragraph under the caption “Appraisal Rights.”

10.        Section 8 of the Offer to Purchase hereby is amended and replaced in its entirety as follows:

4.	Evaluations and Financial Analysis of Capri’s Financial Advisor.

In connection with our first offer, which expired by its terms on December 30, 2021, Capri selected and engaged as our financial advisor MNS Consulting Ltd. (“MNS Consulting”). Capri selected MNS Consulting based on a recommendation by FISCHER (FBC & Co.), its Israeli legal counsel, and on its general reputation as a leading financial advisory, investment-banking and strategy advisory firm in Israel. For additional information about MNS Consulting, Optibase shareholders may visit its website, en.mns-consulting.co.il. However, information contained on the website of MNS does not constitute a part of this offer to purchase.

For its services in connection with this offer, Capri agreed to pay to MNS Consulting NIS 46,800, or approximately $14,700. Other than as described in this Offer to Purchase, no material relationship has existed during the past two years, or is mutually understood to be contemplated, between MNS Consulting on one hand and Optibase, Capri and their affiliates, on the other hand.

First Evaluation

In connection with our first offer, Capri delivered to us its opinion, or first evaluation, dated November 30, 2021, that the offer price, which was $11.20 in our first offer, was fair, from a financial point of view, to the holders of Optibase Shares who are not affiliates of Optibase, together with a financial analysis performed by MNS Consulting in support of its first evaluation.

In connection with the first evaluation, MNS Consulting held discussions with certain members of the management of Capri regarding their assessment of the strategic and financial rationale for, and the potential benefits of, the offer and the past and current business operations, financial condition and future prospects of Optibase, and MNS Consulting considered such other factors as it deemed appropriate. See “Section 1 – Background of the Offer; Contacts with Optibase.”

Second Evaluation

In connection with this offer, MNS Consulting considered developments that were subsequent to our first offer, in particular:

•	MNS Consulting considered the financial statements and reports of Optibase as of September 30, 2021, which Optibase filed with the SEC on November 30, 2021 on Form 6-K.

•	Optibase furnished to MNS Consulting updated Property Valuations for its CTN property and its Rümlang property.

•	Optibase recently has sold additional units comprising its Miami property, and the prices of those recent sales imply that the fair value of the property recently has increased.

•
MNS Consulting conducted the conference calls with Mr. Philips and Mr. Ben-Naim of Optibase, disclosed in “Section 1 – Background of the Offer; Contacts with Optibase,” for the purpose of better understanding the updated Property Valuations, the recent sales of Miami units, recent developments regarding properties, discussed below, in which Optibase is a minority holder, the general and administrative expenses of Optibase and the publicly available information concerning Optibase.

On February 14, 2022, in connection with the commencement of this offer, MNS Consulting delivered to us a second evaluation of Optibase. In its second evaluation, MNS Consulting estimated that the fair value of each Optibase Share is $12.64. Our original offer price of $11.60 was $1.04, or approximately 8.2%, less than the fair market value per Optibase Share as estimated by MNS Consulting in its second evaluation.

Fairness Opinion

On February 22, 2022, in response to our decision to increase the Offer Price to $12.64, MNS Consulting delivered to us their opinion that the increased Offer Price is fair, from a financial point of view, to the holders of Optibase Shares who are not affiliated with Optibase. The fairness opinion is incorporated by referenced into this Offer to Purchase. We have filed with the SEC, as exhibits to our Schedule TO, copies of the first evaluation, second evaluation and fairness opinion of MNS Consulting, which we refer to collectively as the “evaluations,” together with the financial analysis of MNS Consulting and the Property Valuations. The evaluations, financial analysis, and Property Valuations will be made available for inspection and copying at Capri’s principal executive offices during its regular business hours by any interested holder of Optibase Shares or its representative who has been so designated in writing.

The evaluations are subject to the assumptions, limitations, qualifications and other conditions contained therein and necessarily are based on economic, monetary, market and other conditions as of, and the information made available to MNS. The evaluations do not constitute a recommendation to any holder of Optibase Shares as to the offer or any other matter.

For purposes of the evaluations, with Capri’s consent, MNS Consulting relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. MNS Consulting did not make an independent valuation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Optibase. MNS Consulting assumed that our offer would be consummated on the terms set forth in this offer to purchase, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to their analysis of Optibase.

Summary of Financial Analysis

In connection with the evaluations MNS Consulting performed a variety of financial analyses. The following summary, however, does not purport to be a complete description of the financial analyses performed by MNS Consulting. The financial analyses undertaken by MNS Consulting have been with respect to a proposed purchase of a minority interest. The transaction premium in a “change of control” transaction might be significantly different.

MNS Consulting determined the fair value of Optibase by determining its net asset value. MNS Consulting determined the net asset value of Optibase by using the discounted cash flow method.

The principal assets of Optibase consist of three real estate properties in which Optibase is the sole or majority owner:

•
Optibase owns 51% of an office building complex in the outskirts of Geneva, Switzerland known as Centre des Technologies Nouvelles, or CTN complex. The CTN complex includes approximately 34,800 square meters of leasable space and, as of December 31, 2020, it was 92% occupied and generating $12.4 million of annualized rent.

•
Optibase is the sole owner of a commercial building in Rümlang, Switzerland, approximately 15 kilometers from Zurich. The Rümlang property has 12,500 square meters of rentable space with office, laboratory and retail uses and, as of December 31, 2020, it was 88% occupied and generating $2.0 million of annualized rent.

•
Optibase is the sole owner of 22 residential condominium units in Miami, Florida (net of two units which Optibase recently sold). As of December 31, 2020, the Miami units were 54% occupied and generating $0.6 million of annualized rent.

For these three properties, MNS Consulting relied on the Property Valuations, each of which is briefly summarized below:

The Property Valuation for the CTN Complex, dated December 31, 2021, was prepared for Optibase by Wuest Partner AG using a discounted cash flow method. Wuest Partners determined the current market value of the CTN Complex as the total of all projected future net income (before interest, taxes, depreciation and amortization) discounted to present-day equivalents, with allowances for opportunities, market conditions and risks. Using this method, Wuest Partner estimated that the present value of projected net income of the CTN Complex, and thus the value of the CTN Complex, in which Optibase holds a 51% interest, was 141.4 million Swiss francs ($152.7 million).

The Property Valuation for the Rümlang property, dated February 1, 2022, also was prepared for Optibase by Wuest Partner using the same discounted cash flow method as for the CTN Complex. Using this method, Wuest Partner estimated that the present value of projected net income of the Rümlang property, and thus the value of the Rümlang property, was 23.0 million Swiss francs ($24.8 million).

The Property Valuation for the Miami condominium units consists of one appraisal report, prepared for Optibase by Florida House Appraisals, for each of the 24 units (of which two were sold subsequent to the date of the reports), using a sales comparison method. For each unit, Florida House Appraisal identified and summarized three recent sales of a comparable unit. Using this method, Florida House Appraisals estimated that the total value of the 24 units was $31.3 million.

Optibase also is the minority holder in three additional real estate properties in Illinois, Pennsylvania and Texas:

•
Optibase owns 30% of a commercial building in Chicago, Illinois. MNS Consulting estimated the fair value of this stake by applying a discount rate of 6% to 2020 net operating income. The resulting asset value of the property was significantly less than liabilities on the property.  MNS Consulting therefore estimated the net value of the property as zero.

•
Optibase owns a 22% stake in Two Penn Center Plaza, a commercial building in Philadelphia, Pennsylvania. The principal lender on the property, Wells Fargo Commercial Mortgage Trust 2021-C59, included a valuation for this property in a free writing prospectus that it filed with the SEC on April 14, 2021 (Registration file number 333-226486-19). Based on this valuation, MNS Consulting estimated that the net value of Optibase’s holding in the property is approximately $14.1 million.

•
Optibase owns a 4% stake in Texas Shopping Centers, a portfolio of shopping centers in and around Houston, Dallas, and San Antonio, Texas. Optibase furnished to MNS Consulting the financial statements of Texas Shopping Centers, which state the fair value of the portfolio, of which $5.7 million is attributed to Optibase.

Optibase has deferred tax liabilities (which it generally must pay) and loss carry-forwards (which may reduce its tax liabilities). MNS Consulting considered these deferred taxes and loss carry-forwards as part of its evaluations of Optibase.

MNS Consulting also determined, as a liability, the terminal value of the general and administrative expenses of Optibase by applying a discount rate of 4.5% to expenses recorded in 2020 and the first six months of 2021. MNS Consulting estimated the fair value of this liability, net of the associated tax benefit, as $48.2 million, and subtracted this amount as part of its evaluations of Optibase.

MNS Consulting considered the market capitalization of Optibase at various dates during 2021 and 2022 to date and concluded that the market capitalization of Optibase over the duration of this period as a whole was consistent with the net asset value of Optibase as calculated by MNS Consulting.

Based on the foregoing, in its fairness opinion, MNS Consulting stated that the Offer Price of $12.64 per Optibase Share is fair, from a financial point view, to the holders of Optibase Shares who are not affiliated with Optibase.

11.          Section 14 of the Offer to Purchase hereby is amended by replacing the second and third paragraphs following the monthly share price table as follows:

On February 14, 2022, the last U.S. trading day before we commenced the offer, the last price per Optibase Share reported on Nasdaq was $11.75 and on the TASE was NIS 41.00. The Offer Price, $12.64 per Optibase Share, is approximately 7.6% greater than such last reported price on Nasdaq and approximately 0.6% greater than such last reported price on the TASE.

During the six months prior to commencement of the offer, the average closing price of the Optibase Shares reported on Nasdaq was $11.10 and on the TASE was NIS 37.84. The Offer Price, $12.64 per Optibase Share, is approximately 13.9% greater than such six-month average price on Nasdaq and approximately 11.2% greater than such six-month average price on the TASE.

12.          Section 18 of the Offer to Purchase hereby is amended by replacing the first paragraph thereof as follows:

We estimate that the total amount of funds that we will pay to consummate the offer, including fees and expenses, is approximately $12.1 million.

13.          Annex A of the Offer to Purchase hereby is amended by replacing it in its entirety with the fairness opinion of MNS Consulting Ltd., dated February 22, 2022, which is filed as an exhibit to this Amendment and is incorporated by reference into the Offer to Purchase.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding and amending the following exhibits:

NO.	DESCRIPTION
(a)(5)(E)	Text of Press Release issued by the Bidder on February 23, 2022.
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority.¶
(c)(7)	Fairness Opinion of MNS Consulting Ltd., dated February 22, 2022.

¶	English translation from Hebrew.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE CAPRI FAMILY FOUNDATION By: /s/ Andreas Kothgasser Name: Andreas Kothgasser Title: Trustee
/s/ S. T. Wyler Shlomo (Tom) Wyler

Dated:  February 23, 2022

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated February 15, 2022.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by the Bidder on February 15, 2022.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority.¶
(a)(5)(C)	Form of Acceptance Notice filed with the Israel Securities Authority.*¶
(a)(5)(D)	Text of Press Release issued by the Bidder on February 18, 2022.*
(a)(5)(E)	Text of Press Release issued by the Bidder on February 23, 2022.
(b)(1)	Confirmation of Framework Credit Limit, dated February 8, 2019, between Credit Suisse (Switzerland) Ltd. and the Bidder. §
(b)(2)	General Deed of Pledge, dated September 21, 2018, by the Bidder in favor of Credit Suisse (Switzerland) Ltd. §
(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.*
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.*
(c)(3)	Valuation Reports, dated March 2021, of Florida House Appraisers, regarding 24 residential condominium units of Optibase in Miami, Florida.§
(c)(4)	Financial analysis of MNS Consulting, dated October 2021.§
(c)(5)	Initial Evaluation of MNS Consulting, dated November 30, 2021.§
(c)(6)	Updated Evaluation of MNS Consulting, dated February 14, 2022.*
(c)(7)	Fairness Opinion of MNS Consulting Ltd., dated February 22, 2022.
(d)	Indemnification Agreement, dated November 30, 2021, by the Bidder in favor of the directors and officers of Optibase.§
(e)	Not applicable.
(f)	Sections 337 and 338 of the Israeli Companies Law.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021.
¶	English translation from Hebrew.